[Cleary Gottlieb Steen & Hamilton LLP letterhead]
Writer’s Direct Dial: (44) 020 7 614-2280
E-Mail: wgroll@cgsh.com
September 1, 2005
Jeffrey B. Werbitt, Esq.
Attorney-Advisor
Office of Mergers & Acquisitions
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
U.S.A.

Re:	De Rigo S.p.A.
Schedule 13E-3/TO-T filed by DR 3 S.r.l., Ennio De Rigo, Walter De Rigo and De Rigo Holding B.V.
Filed August 4, 2005
SEC File No. 05-48824

Dear Mr. Werbitt:
          On behalf of our clients De Rigo Holding B.V. (“De Rigo Holding”), DR 3 S.r.l. (“DR 3”), Ennio De Rigo and Walter De Rigo (the “De Rigo Brothers” and, collectively with De Rigo Holding and DR 3, the “Filing Persons”), we have set forth below the responses of the Filing Persons to the comments of the Staff of the Commission contained in your letter to Mr. Colin Longhurst, dated August 19, 2005 (the “Comment Letter”). For ease of reference, the text of each of the Staff’s comments from the Comment Letter is set forth in full in this letter in italics with the response immediately following each italicized comment. Capitalized terms used but not defined in this letter have the meanings ascribed to them in the Offer to Purchase unless otherwise indicated.
          The Filing Persons are filing today an amendment to their combined Schedule TO and Schedule 13E-3, initially filed on August 4, 2005 (the “Combined Schedule”), containing the revisions described in this letter and other changes. For your convenience, a courtesy copy of today’s amendment is enclosed.

Jeffrey B. Werbitt, Esq., p. 2
Schedule TO/13E-3
General
1. While the offer is being made for all ADSs and ordinary shares of De Rigo S.p.A., we note that the offer is not being made in Italy. Please advise us as to what consideration was given to the requirements of Rule 13e-4(f)(8)(i).
          The Filing Persons believe that the offer complies with the requirements of Rule 13e-4(f)(8)(i) and Rule 14d-10. The offer is made for all ADSs and ordinary shares and, as noted in the third question and answer in the Summary Term Sheet on page 1 of the offer to purchase, is open to all holders and beneficial owners of ordinary shares and ADSs. Tenders received from holders of ordinary shares or ADSs who are resident in Italy will be treated identically to those received from all other holders – they will be accepted if the conditions to the offer are satisfied and all necessary formalities for the tender (e.g., executed letter of transmittal and delivery of share certificate or ADR) are satisfied.
          As the Staff has noted, and the offer to purchase and related offer materials state clearly, the offer is “not being made in Italy.” This reflects the decision by the Filing Persons not to make a formal offer in Italy, and not to publicly solicit tenders in Italy or otherwise publicize the offer there, as well as taking certain other precautions relating to publicity and solicitation efforts in order to comply with recent guidance from Consob, the Italian securities regulator, as to what is required in order for such an offer to be exempt from review by Consob and related Italian regulations which, if applicable, could potentially create tension with the requirements of the Exchange Act. These procedures were arrived at through informal discussions with Consob officials. The procedures do not, however, prevent the distribution of materials to record holders of ordinary shares or ADSs. Accordingly (and as indicated in the legend on the cover page of the offer to purchase), the offer to purchase and related documents have been sent to all record holders of ordinary shares or ADSs, including those resident in Italy, and to all DTC participants on the security position listing of De Rigo, including those resident in Italy. As stated above, the offer is open to all holders and tenders received from residents in Italy will be accepted or rejected on the same basis as tenders from all other tendering holders.
          In order to clarify this further, additional disclosure has been added in the amendment to the Combined Schedule being filed today. The following sentence is inserted as a new last sentence of the third question and answer on page 1 of the offer to purchase: “Nonetheless, tenders received from residents of Italy will be accepted if the conditions to the offer are satisfied and all necessary formalities for a valid tender described in this document are satisfied on the same basis as tenders from all other tendering holders.”
2. We believe the following individuals and entities may be affiliates engaged in the going private transaction:

Jeffrey B. Werbitt, Esq., p. 3
•	Maurizo Dessolis;

•	Massimo De Rigo;

•	Colin Longhurst; and

•	Deutsche International Trust Company.
As affiliates engaged in the transaction, each party must comply with the disclosure, dissemination and filing requirements of Rule 13e-3 and Schedule 13E-3. Please revise or advise.
          The Filing Persons believe that the only affiliates engaged in the going private transaction are De Rigo Holding, DR 3 and the De Rigo Brothers. The Filing Persons believe that neither Mr. Longhurst nor Deutsche International Trust Company is an affiliate of De Rigo. The Filing Persons further believe that neither Mr. Massimo De Rigo nor Mr. Dessolis are engaged in the going private transaction in a manner requiring them individually to comply with the disclosure, dissemination and filing requirements of Rule 13e-3 and Schedule 13E-3. The Filing Persons do not believe that all officers and directors of corporate entities engaged in going private transactions are, solely as a result of their status as such officers or directors, themselves engaged in the transaction.
          Mr. Longhurst and Deutsche International Trust Company are independent directors of De Rigo Holding. They have no day-to-day control over (or participation in the activities of), and no equity interest in, any of De Rigo Holding, DR 3 or De Rigo.
          Mr. Massimo De Rigo may be an affiliate of De Rigo in light of his status as an officer and one of the Vice-Chairmen of its board of directors. The Filing Persons do not believe, however, that he is “engaged” in the transaction. His involvement in the transaction has been solely in his capacity as one of the Managing Directors of DR 3, not in any personal capacity. Moreover, he has no equity interest in any of De Rigo Holding, DR 3 or De Rigo, and will not have any such equity interest as a result of the transaction.
          Mr. Maurizio Dessolis also may be an affiliate of De Rigo in light of his status as an officer and one of the Vice-Chairmen of its board of directors. The Filing Persons do not believe, however, that he is “engaged” in the transaction. Mr. Dessolis’ involvement in the transaction has been solely in his capacity as an officer or director of DeRigo Holding and DR 3, not in any personal capacity. He has no equity interest in De Rigo Holding or DR 3, and will not have any such interest as a result of the transaction. He has a very small equity interest in De Rigo (approximately 0.1%), as disclosed (among other places) on page 5 of the offer to purchase; however, he is retaining that interest only because a provision of Italian law makes it difficult for him to tender those shares into this offer. As disclosed in the offer to purchase, following the offer, he intends to sell his interest in De Rigo to De Rigo Holding at the same price as that paid to all other shareholders in the offer.
          Thus, none of the individuals or entities identified in the Staff’s comment (individually or together) will have a material amount of the outstanding equity of the surviving

Jeffrey B. Werbitt, Esq., p. 4
company or of the entities controlling the subject company and none has a personal interest in the transaction sufficient to render him or it “engaged” in the transaction.
3. To the extent that other members of the board of directors and management of the company will own equity in the Company both before and after the Offer, analyze whether such persons also need to be included as filing persons. If you decide they don’t please explain why supplementally.
          The Filing Persons believe that no other member of the board of directors or management of De Rigo is engaged in the going private transaction. No member of De Rigo’s board of directors other than the De Rigo Brothers, Mr. Dessolis and Mr. Michele Aracri hold any ordinary shares or ADSs.
          Mr. Michele Aracri currently holds 800,000 ordinary shares and 70,000 ADSs (representing approximately 1.9% of the outstanding equity of De Rigo). As disclosed on page 2 of the Schedule 14D-9 filed with the Commission by De Rigo on August 5, 2005 (the “Schedule 14D-9”), Mr. Aracri has informed De Rigo that he intends to tender an as yet undetermined portion of his holdings into the offer. Although we do not know how many of his securities Mr. Aracri will tender into the offer, any shares he may retain following the offer will not constitute a material amount of the outstanding equity. He has no equity interest in or other role with De Rigo Holding or DR 3. Moreover, Mr. Aracri had no involvement in the decision to proceed with this transaction, or in its planning or implementation.
          The other executive officers of De Rigo currently hold very little equity in De Rigo (in the aggregate, less than 0.1%) and no other executive officer of De Rigo is expected to own any equity in De Rigo following the offer as each has informed De Rigo of his intention to tender. As disclosed on page 2 of the Schedule 14D-9, Mr. Jordi Fontcuberta, Managing Director of De Rigo’s subsidiary General Optica, has indicated that he intends to tender the 15,000 ADSs held by him. Mr. Mario Sommavilla, Chief Administrative Officer of De Rigo, has indicated that he intends to tender the 7,475 ADSs held by him. Mr. Bruno Palmegiani, Art & Creative Director of De Rigo, has indicated that he intends to tender the 3,450 ADSs held by him. No other executive officer of De Rigo holds any ordinary shares or ADSs.
4. Please revise to specifically incorporate by reference into the Schedule T0/13E-3 the information required by Item 1010(a) of Regulation M-A for De Rigo, including a reconciliation to U.S. GAAP. See Item 13 of Schedule 13E-3. We note that you have incorporated the financial information included in Item 18 of De Rigo’s 2004 Form 20-F in the offer document. Further, please advise of the basis for your belief that pro forma financial information pursuant to subsection (b) of Item 1010 is material.
          The Filing Persons believe that the information contained in Item 18 of De Rigo’s 2004 Form 20-F, which is incorporated by reference into the offer to purchase, includes all of the information, including the reconciliation of certain items to U.S. GAAP, required to be included or incorporated by reference into the document in accordance with Item 1010(a) of Regulation M-A. In this regard, we note that the financial information incorporated by reference in the offer

Jeffrey B. Werbitt, Esq., p. 5
to purchase has been prepared in accordance with Item 18 of Form 20-F, which includes more extensive requirements than those set forth in Item 17 of Form 20-F, which is the standard referenced in Item 1010(c) of Regulation M-A. Note 19 of the Consolidated Financial Statements included in the incorporated financial information presents a full U.S. GAAP reconciliation footnote.
          The purchase of shares by DR 3 in the tender offer will have no effect whatsoever on the financial statements of De Rigo; accordingly, the Filing Persons believe pro forma financial information for De Rigo is immaterial.
5. Instruction 1 to Item 13 of Schedule 13E-3 requires that if summarized financial information is prepared on the basis of a comprehensive body of accounting principles other than U.S. GAAP, the summarized financial information must be accompanied by a reconciliation. It is unclear whether the summarized financial data provided in the offer document provides a reconciliation, please advise or revise to provide.
          The summary financial information contained in the offer to purchase includes a reconciliation to U.S. GAAP of the required items. The tables of income statement data and of balance sheet data each include a section entitled “amounts in accordance with U.S. GAAP” containing the reconciled data, as required.
6. Please provide a brief description of the accounting treatment of this transaction. See Item 1004(a)(1)(xi) of Regulation M-A.
          Item 1004(a)(1)(xi) requires a statement of the accounting treatment of the transaction if material. In this case, the purchase of shares by DR 3 in the tender offer will have no effect whatsoever on the financial statements of De Rigo and, accordingly, the Filing Persons believe the accounting treatment is immaterial. For DR 3 (the financial statements of which are not material given the all cash nature of the offer, in accordance with the Instructions to Item 10 of Schedule TO), all ordinary shares or ADSs acquired will be accounted for as a purchase and will be recorded as assets at cost.
Offer to Purchase
Important
7. Either delete or provide an analysis supporting your reference to Treasury Department Circular 230. In your analysis, please address why you believe your disclosure constitutes a “covered opinion.” First, the disclosure is being made by the filing persons, none of whom, presumably, fall within the definition of “tax advisor” for purposes of the Circular. Second, it appears that 31 CFR Part 10, § l0.35(b)(2)(ii)(B)(3) specifically carves out written advice included in document required to be filed with the Securities and Exchange Commission.

Jeffrey B. Werbitt, Esq., p. 6
     In response to the Staff’s comment, the Filing Persons have deleted the identified disclosure in the amendment to the Combined Schedule being filed today.
Summary Term Sheet, page 1
General
8. It appears that your “Summary Term Sheet” predominantly addresses the tender offer. Please revise this section to provide balanced disclosure to equally provide the most material terms of the 13E-3 transaction, as well as the most material terms of the tender offer. For example, your “Summary Term Sheet” should provide a statement as to each filing person’s belief as it relates to the fairness of the transaction. Also, more clearly disclose the parties involved in this transaction. For example, revise to more prominently identify the filing persons engaged in this transaction and their interests. In this regard, you should identify the executive officers and directors of De Rigo that are in engaged in this transaction and explain that they are affiliates of De Rigo. Also, revise to summarize the interests of the filing persons, including De Rigo’s executive officers and directors that are engaged in this Offer. This disclosure should be presented individually and in the aggregate, and it should emphasize any interests that differ from the unaffiliated security holders.
          In response to the Staff’s comment, the Filing Persons have added additional disclosure in the amendment to the Combined Schedule being filed today. As requested, we have added the following additional disclosure about the status of the filing persons as affiliates of De Rigo, the views of the filing persons regarding the fairness of the offer and the interests of the filing persons engaged in the offer. We note, however, that the tender offer is the Rule 13e-3 transaction; accordingly, we believe the summary of the material terms of the tender offer (including the impact on those who do not tender) that was included in the Combined Schedule constitutes a summary of the material terms of a Rule 13e-3 transaction.
          The following is inserted after the third sentence of the first Q&A on page 1 of the offer to purchase: “Mr. Ennio De Rigo is Chairman of the Board and Chief Executive Officer of De Rigo. Mr. Walter De Rigo is a director of De Rigo. De Rigo Holding and the De Rigo brothers are, by virtue of their direct and indirect ownership of an aggregate of 77.2% of De Rigo and, in the case of the De Rigo brothers, their positions with De Rigo, affiliates controlling De Rigo. DR 3 is a wholly-owned subsidiary of De Rigo Holding and is therefore also an affiliate. DR 3, De Rigo Holding, Mr. Ennio De Rigo and Mr. Walter De Rigo are the filing persons engaged in the transactions described in this document.”
          The following is inserted as a new Q&A immediately before the Q&A regarding board approval on page 2 of the offer to purchase: “Do any of the officers or directors of De Rigo have interests in the offer that are different from those of the unaffiliated holders of ordinary shares and ADSs? Yes. Mr. Ennio De Rigo, Chairman of the Board and Chief Executive Officer of De Rigo, and Mr. Walter De Rigo, a director of De Rigo, own and control De Rigo Holding and DR 3 and, accordingly, are engaged in the transaction as indirect purchasers. Mrs. Emiliana De Meio De Rigo, a director of De Rigo, is the wife of Mr. Ennio De

Jeffrey B. Werbitt, Esq., p. 7
Rigo. Mr. Maurizio Dessolis, Chief Financial Officer and one of the Vice-Chairmen of the Board of De Rigo, is the son-in-law of Mr. Ennio De Rigo and Mrs. Emiliana De Meio De Rigo and is a Managing Director of De Rigo Holding and a director of DR 3. Mr. Massimo De Rigo, Head of the Design Department and one of the Vice-Chairmen of the Board of De Rigo, is the son of Mr. Ennio De Rigo and Mrs. Emiliana De Meio De Rigo and is a director of DR 3.”
          The first paragraph of the answer to the question “Has the offer been approved by De Rigo’s Board of Directors?” on page 2 of the offer to purchase is amended to read in its entirety as follows: “No. As noted in the response to the preceding question, five of the members of the board have interests in the offer that are different from those of the unaffiliated holders of ordinary shares and ADSs. In addition, Mr. Michele Aracri is an executive officer of De Rigo. Only one director, Professor Enrico Valdani, is neither an officer of De Rigo nor affiliated with the persons and entities engaged in the transaction. In light of the potential conflicts of interest resulting from these familial and employment relationships and business affiliations, we did not believe it was appropriate to ask the Board of Directors of De Rigo to approve the offer.”
          The following is inserted as a new Q&A immediately after the Q&A regarding board approval on page 3 of the offer to purchase: “Do DR 3, De Rigo Holding and the De Rigo brothers believe the offer is fair to me? Yes, each of DR 3, De Rigo Holding, Mr. Ennio De Rigo and Mr. Walter De Rigo believes the offer is substantively and procedurally fair to unaffiliated holders of ordinary shares and ADSs. See “SPECIAL FACTORS – Position of DR 3, De Rigo Holding and the De Rigo Brothers Regarding Fairness of the Offer.”
Forward-looking Statements, page 7
9. The offer states that the filings persons are “under no obligation, and expressly disclaim any intention or obligation, to update or alter any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.” Although you disclose that you intend to comply with applicable law, this disclosure appears to be inconsistent with your obligation under Rules 13e-4(c)(3) and 13e-4(e)(3) to amend the Schedule to reflect a material change in the information previously disclosed. Please confirm your understanding.
          The Filing Persons confirm their understanding of the requirements to amend the Combined Schedule to reflect any material changes in the information contained in the Combined Schedule and will comply with applicable law in that respect.
Special Factors, page 8
Purpose of and Reasons for the Offer, page 8
10. Please expand your disclosure to explain whether the board, other than the members engaged in this Offer, contemplated taking the company private. Did the board consider making a tender offer? Did the board consider any other means of taking the company private? For

Jeffrey B. Werbitt, Esq., p. 8
example, is a reverse stock split a viable option under Italian corporate law? To the extent that going private was an idea exclusive to Messrs. Ennio De Rigo and Walter De Rigo and other filing persons, please disclose.
          In response to the Staff’s comment, the Filing Persons have added the following additional disclosure in the amendment to the Combined Schedule being filed today. The Filing Persons supplementaly advise the Staff that, at the time the board of directors of De Rigo and its shareholders voted to proceed with the modest repurchase program undertaken by De Rigo in the past, taking the company private was neither discussed nor contemplated.
          The following is added to end of first paragraph of the section entitled Purpose of and Reasons for the Offer on page 8 of the offer to purchase: “As noted, the filing persons did not discuss their intention to conduct the offer with the board of directors of De Rigo. The board of directors of De Rigo did not separately consider having De Rigo undertake an issuer tender offer or otherwise implementing any means to take the company private. The idea to take De Rigo private was only considered by the De Rigo brothers, De Rigo Holding and DR 3.”
11. We note that this offer “represented the most efficient means of acquiring the outstanding ordinary shares and ADSs for cash.” Although we understand that Italian corporate law does not provide the means for a cash merger to compel security holders to sell their securities, please explain whether you considered any alternative means to take the company private, including for example, open market purchases. SeeItem 1013(b) of Regulation M-A. For example, did the filing persons consider any less speculative offer types in which the procurement of the remaining shares would be more certain?
          As disclosed in the sentence immediately following the language quoted in the Staff’s comment, the Filing Persons “did not consider any alternative means to the offer to achieve [their] purpose.” The Filing Persons are not aware of “any less speculative offer types in which the procurement of the remaining shares would be more certain.”
          12. Revise to more clearly disclose the reasons for engaging in the transaction at this time. See Item 1013(c) of Regulation M-A. It appears that the reasons for going private have existed for several years. In this regard, you disclose that the public markets have “never appreciated De Rigo’s business model and strategy and have undervalued the ADSs.” Why have you chosen now to undertake this tender offer?
          In response to the Staff’s comment, the Filing Persons have added the following additional disclosure in the amendment to the Combined Schedule being filed today.
          The following is inserted to replace the second and third paragraphs of the section entitled Purpose of and Reasons for the Offer on pages 8 and 9 of the offer to purchase in their entirety:
          “We believe that the public markets have never appreciated De Rigo’s business model and strategy (including its entry into the retail sector and expansion through acquisitions)

Jeffrey B. Werbitt, Esq., p. 9
and have undervalued, as a general matter, the ADSs. We further believe that certain of the factors giving rise to this circumstance – in particular, the relatively low liquidity in the market for the ADSs and the relative lack of research coverage – are not likely to be ameliorated in the future if De Rigo’s securities remain publicly traded in the United States. Indeed, partially as a result of the decision of many institutions to reduce or eliminate their coverage of small-cap companies, the level of analyst coverage of De Rigo has decreased in the last two to three years from ten or more analysts to the two or three analysts continuing their coverage of the ADSs currently. Finally, the expense and burden of De Rigo remaining a U.S. public company have increased substantially in the past year as a result of regulatory developments in the United States, including the recent application of certain provisions of the Sarbanes Oxley Act to foreign private issuers and the adoption of related regulations by the NYSE, and are expected to continue to increase in the future.
          We decided to make the offer at this time because of our frustration over the public markets’ continued underappreciation and undervaluation of De Rigo, our desire now to control 100% (or as nearly that as possible) of De Rigo and our view that the recently increased burden and expense of De Rigo remaining a publicly traded company in the United States now outweighs the benefits associated with its being a public company.”
13. We note that you will cause De Rigo to apply to delist the ADSs from the NYSE following the consummation of this offer. Please disclose whether you plan to do this regardless of how many shares are tendered. Are there any currently unfulfilled requirements that must be met prior to the submission of your application to delist the ADSs?
          The Filing Persons supplementally advise the Staff that it is their current intention to cause De Rigo to delist the ADSs regardless of the number of shares tendered. The Filing Persons believe this is consistent with the disclosure in the Combined Schedule at several places that read unqualifiedly that “we intend to cause De Rigo to apply for delisting of the ADSs after completion of the offer.” The Filing Persons will, of course, review the situation following the tender offer and could, if the response to the tender offer is poor, determine not to proceed with causing De Rigo to delist, but it is their current intention to proceed, as disclosed. The Filing Persons are not aware of any unfulfilled requirements prior to submission of an application to delist the ADSs other than De Rigo board approval and approvals that may required under Italian law, the need for which is disclosed. As disclosed in the Combined Schedule, delisting will require compliance with the SEC’s rules issued under Section 12(b) of the Exchange Act, including the notice and comment procedures under the SEC’s supervision.
14. You “intend, if necessary qualifications are met, to cause De Rigo to deregister the ADSs under the Exchange Act.” Please disclose the “necessary qualifications” and clearly explain which qualifications have yet to be met. In this regard, you should quantify the number of record holders of De Rigo prior to the offer and disclose how many record holders must participate in the offer to cause the number of record security holders to drop below 300. Also, disclose any discrepancy between the number of record holders and the number of beneficial holders.

Jeffrey B. Werbitt, Esq., p. 10
          Although the Filing Persons believe the “necessary qualifications” have been disclosed (see page 26 of the offer to purchase), and each of the statements had been followed by a cross-reference to that section of the offer to purchase, in response to the Staff’s comment, the Filing Persons have added the following additional disclosure in the amendment to the Combined Schedule being filed today. We note supplementally that, in light of Rule 12g3-2(a)(1), the number of “record holders” for purposes of determining eligibility to deregister is likely to include most, if not all, beneficial holders, thus rendering immaterial any discrepancy between the number of record holders and the number of beneficial holders and making disclosure of that information, even if it were known (which it is not), unnecessary.
          In each place where the statement is made, it is replaced with the following (or substantially similar language to the extent minor variations are necessary as noted in the amendment to the Combined Schedule) “we intend, if the necessary qualifications described under “Exchange Act Registration” in “THE TENDER OFFER — Possible Effects of the Offer on the Market for Ordinary Shares and ADSs; NYSE Listing; Deposit Agreement; Exchange Act Registration and Margin Regulations” are met, to cause De Rigo to deregister the ADSs under the Exchange Act.”
          The first full sentence on page 26 of the offer to purchase is replaced with the following: “Registration of the ADSs and the ordinary shares underlying the ADSs may be terminated by De Rigo upon application to the SEC if the following qualifications are met: (i) the outstanding ADSs are not listed on a “national securities exchange” and (ii) there are fewer than 300 U.S. holders of ADSs and ordinary shares. Currently, the ADSs are listed on the NYSE, which is a “national securities exchange.” If the delisting described above is effected, the ADSs will no longer be listed on a “national securities exchange.” We believe, also, that there are currently more than 300 U.S. holders of ADSs and ordinary shares, although we do not have any detailed current information about the number of beneficial holders of De Rigo securities. Following consummation of the offer, we will cause De Rigo to undertake a detailed analysis of the number of U.S. holders of ADSs and ordinary shares to determine whether there are fewer than 300 U.S. holders in accordance with the SEC’s rules.”
Positions of DR 3, De Rigo Holding and the De Rigo Brothers Regarding Fairness of the Offer, page 9
15. While we note the affiliates listed in the heading of this section, please revise the discussion to clarify who is making the fairness determination described.
          In response to the Staff’s comment, the Filing Persons have revised the disclosure in the amendment to the Combined Schedule being filed today.
          The first sentence of the second paragraph on page 10 of the offer to purchase is replaced in its entirety with the following: “Each of DR 3, De Rigo Holding, Mr. Ennio De Rigo and Mr. Walter De Rigo believes that the offer is substantively and procedurally fair to unaffiliated holders of ordinary shares and ADSs – both those who tender their securities and those who do not.”

Jeffrey B. Werbitt, Esq., p. 11
16. Please explain how the filing persons derived the $8.75 Offer price. To the extent that you relied upon a specific valuation methodology, please disclose. Also, you should explain whether you considered any financial projections or relied on any particular assumptions in determining the Offer price.
          In response to the Staff’s comment, the Filing Persons have added the following additional disclosure in the amendment to the Combined Schedule being filed today.
          The following new paragraph is inserted after the first full paragraph after the bullet point list of factors on page 11 of the offer to purchase:
          “In setting the offer price at $8.75 per ordinary share and per ADS, we did not rely on any particular valuation methodology. Rather, we selected the offer price in order to offer shareholders a significant premium over recent and historical trading prices of the ADSs and because we believed that the offered price represented a fair price, as described above, and would result in a significant number of tenders.”
17. Because this transaction affects subsets of unaffiliated stockholders differently, Rule 13e-3 requires a separate fairness determination for each group of unaffiliated stockholders. See Question & Answer No. 19 in Exchange Act Release No. 17719 (April 13, 1981). Please expand to address why each filing person believes this transaction is fair to those unaffiliated stockholders who will participate in the tender offer, as well as those who will remain security holders.
          In response to the Staff’s comment, the Filing Persons have added the following additional disclosure in the amendment to the Combined Schedule being filed today.
          The following is inserted at the top of the bullet point list of factors on page 10 of the offer to purchase: “As to holders who tender their securities:”
          The following is inserted at the end of the bullet point list of factors on page 11 of the offer to purchase:
          “As to holders who do not tender their securities:
•	Each holder of ordinary shares or ADSs can individually determine whether or not to tender shares or ADSs pursuant to the offer, and holders who choose not to tender their ordinary shares or ADSs in the offer will not be “squeezed out” in any subsequent transaction but will be able to continue to own their equity interest in De Rigo.

•	Holders who elect not to tender their securities will have had the same opportunity to receive a fair price as those who have tendered their securities in the offer.

Jeffrey B. Werbitt, Esq., p. 12
•	Holders who elect not to tender their securities and who, if we are successful in causing De Rigo to delist and deregister as described in this document, become holders of an illiquid security in a private company will have done so with full and fair disclosure of our intentions in this regard and of the possible effect of the offer on the public market for the securities. See “SPECIAL FACTORS — Purpose of and Reasons for the Offer,” “ – Plans for De Rigo and the Ordinary Shares and ADSs Following the Offer” and “THE TENDER OFFER – Possible Effects on the Offer on the Market for Ordinary Shares and ADSs; NYSE Listing; Deposit Agreement; Exchange Act Registration and Margin Regulation.”
18. Did the filing persons consider any negative factors in assessing the fairness of the transaction to the unaffiliated stockholders, including those who determine to tender and those who do not?
          In response to the Staff’s comment, the Filing Persons have added the following additional disclosure in the amendment to the Combined Schedule being filed today.
The last paragraph on page 11 of the offer to purchase is amended to read in its entirety as follows: “We do not believe that any of the factors listed above, or that the absence of the procedural safeguards described in the preceding paragraph, constituted a “negative” in our consideration and determination as to the fairness of the offer both to holders who tender their shares or ADSs and to those holders who elect not to tender their shares or ADSs.”
19. We refer you to the discussion of “certain characteristics of the public markets for the ADSs” following the third bullet point on page 10. To better illustrate why your disclosure supports each filing person’s fairness determination, please revise to quantify the decline in the average price for ADSs since De Rigo’s original listing. Also, quantify the decline in De Rigo’s total market capitalization and explain the basis for your belief that the referenced factors are not likely to improve in the near future.
          In response to the Staff’s comment, the Filing Persons have added the following additional disclosure in the amendment to the Combined Schedule being filed today.
The third bullet in the list of factors on page 10 of the offer to purchase is amended to read in its entirety as follows:
“We believe that certain characteristics of the public market for the ADSs – in particular, the overall decline in the average price for the ADSs since De Rigo’s original listing on the NYSE (falling from the IPO price of $16.00 per ADS to a low of $3.00 per ADS in October 2002, with trading prior to the launch of the offer around $7.00 per ADS), the corresponding decline in the total market capitalization of De Rigo (falling from approximately $720 million to approximately $315 million based on the recent $7.00 per ADS market price), the

Jeffrey B. Werbitt, Esq., p. 13
relatively low liquidity in the market for the ADSs and the relative lack of research analyst coverage – are not likely to improve in the near future, given what we believe is a persistent underappreciation and undervaluation of De Rigo by the public markets and the recent decline in analyst coverage.”
20. We note that you have not made any determination regarding the “going concern” value of De Rigo. Although we understand that security holders will not likely have an opportunity to dispose of their securities in a transaction in which De Rigo is sold as a going concern at a price other than that available in the open market, explain why you believe that “going concern value” is not a viable method of determining the value of De Rigo’s securities for the purposes of this transaction. Explain why this valuation method is not indicative of the value of the company and was not considered when determining that this transaction is fair to De Rigo’s unaffiliated security holders. To the extent that the “going concern” value of the company is greater than the price being offer by the filing persons, please explain why you continue to believe that transaction is fair.
          In response to the Staff’s comment, the Filing Persons have added the following additional disclosure in the amendment to the Combined Schedule being filed today.
The following is inserted at the end of the third full paragraph after the bullet on page 11 of the offer to purchase: “Moreover, a valuation that contemplates the sale of the company as a going concern incorporates into that valuation a premium for control of the company. In light of the fact that we already have, and will continue to have, control of De Rigo, we do not believe it would be appropriate for the securities of the unaffiliated shareholders to be valued on a basis that includes a control premium. For the foregoing reasons, we do not believe a “going concern” valuation would be a viable or appropriate method of determining the value of De Rigo’s securities for the purposes of this transaction.”
Certain Effects of the Offer, page 12
21. Please expand this section to specifically disclose the positive and negative effects of this transaction on your affiliated and unaffiliated security holders, including those that tender and those that will remain security holders following the Offer. See Item 1013(d) of Regulation M-A.
          In response to the Staff’s comment, the Filing Persons have added the following additional disclosure in the amendment to the Combined Schedule being filed today.
The following is inserted at end of the first paragraph under Certain Effects of the Offer on page 12 of the offer to purchase: “Thus, following consummation of the offer, we will have increased control over the conduct of De Rigo’s business and an increased interest in the net book value and net earnings of De Rigo. In addition, we will have an increased participation in any future increases in value, but we will bear an increased risk of any losses incurred in the operation of De Rigo’s business and any decreases in the value of De Rigo.”

Jeffrey B. Werbitt, Esq., p. 14
The following is inserted as a new paragraph at end of the section entitled Certain Effects of the Offer on page 13 of the offer to purchase: “Unaffiliated Shareholders. Based on the foregoing and as described under “Position of DR 3, De Rigo Holding and the De Rigo Brothers Regarding Fairness of the Offer,” the transaction would have a positive effect on unaffiliated holders who tender their ordinary shares or ADSs in that they will have received a fair price, at a premium to recent market prices, in cash for their shares without payment of transaction costs ordinarily associated with market sales and without withdrawal fees imposed under the terms of the deposit agreement. Those tendering holders would also have the potentially negative effect of no longer participating in the future earnings and potential growth of the business of De Rigo and would have no ongoing rights as holders of De Rigo securities. Unaffiliated holders who do not tender their ordinary shares or ADSs would continue to participate in the future earnings and potential growth of the business of De Rigo and would have continuing rights as holders of De Rigo securities. Those holders would, however, also continue to bear the risk of any losses incurred in the operation of De Rigo’s business going forward and of any decreases in the value of De Rigo and would also possibly hold illiquid securities (though the decision to continue to hold their securities would be made with full and fair disclosure of our intentions and the possibility that the remaining securities would be ordinary shares that would not be listed on a public market or registered with the SEC, as described in this document).”
The Tender Offer
5. Certain Tax Consequences of the Offer, page 2
22. Please revise to disclose here and throughout your document that you have described the material, as opposed to “certain,” tax consequences of the offer.
          In response to the Staff’s comment, the Filing Persons have revised the disclosure in the amendment to the Combined Schedule being filed today to replace each reference to “certain tax consequences” with “material tax consequences.”
8. Certain Information Concerning De Rigo, page 26
23. We note that you disclose financial projections through 2007 prepared by De Rigo’s management. Please confirm in your response letter that these were the only non-public financial forecasts or projections exchanged. If they were not, include all of such projected information in the Offer materials, or provide your supplemental analysis as to why disclosure of additional exchanged projections is not required.
          The Filing Persons supplementally confirm that the projections included in the offer to purchase were the only projections obtained by the De Rigo brothers as members of the board of directors that would be material to shareholders making the investment decision

Jeffrey B. Werbitt, Esq., p. 15
whether to tender their securities. The projections presented to the board of directors also contained certain other, more detailed financial data, including, among others, a breakdown of the consolidated data presented in the Combined Schedule by segment and financial statements from which the key line item projections that are disclosed were excerpted. The Filing Persons believe this additional detail is not material in this context and therefore believe disclosure of that detail is not required.
24. Please expand the disclosure in this section to describe all material assumptions underlying the projections disclosed (and any others you include as a result of the last comment above).
          The Filing Persons supplementally confirm that the projections were not based on any assumptions that they believe to be individually material. The basic assumptions underlying the projections were that the pace of sales growth, store openings and same store sales would be in line with De Rigo’s recent experience, that exchange rates would remain relatively unchanged and that there would be no extraordinary transactions during the relevant period.
25. It does not appear that projections included in this section have been prepared in accordance with GAAP. As a result, advise us what consideration you have given to whether the projections you have disclosed require additional disclosure pursuant to Rule 100(a) of Regulation G. To the extent that you disclose additional projections in response to our comments above, provide the same analysis as to those figures. We may have additional comments after we review your response.
          The Filing Persons acknowledge that the projections they obtained were not prepared in accordance with U.S. GAAP, but rather in accordance with Italian GAAP (the accounting principles of De Rigo’s primary financial statements and those used by the company’s management in its day-to-day operations). The projections were prepared by De Rigo management for their internal planning purposes, and not with a view toward public disclosure. The disclosure is included in the offer to purchase not by De Rigo or someone acting on its behalf, but by the Filing Persons because they had access to these projections. Like any prospective buyer in possession of material non-public information, the Filing Persons have an obligation to disclose the information they obtained. The Filing Persons do not believe they have an obligation to manipulate that information to reconcile it to U.S. GAAP.
26. We refer you to the disclosure that neither you nor De Rigo “intend to make publicly available any update or other revisions to any of the projections to reflect circumstances existing after the date of preparation of the projections or the occurrence of unanticipated events, even if experience or future changes in assumed conditions make it clear that the projections are inaccurate.” Please be advised that you have an obligation to update if there is a material change to the information contained in your offer document pursuant to Rule 14d-4(d)(1) and 14d-9(c). While we understand that the projections were prepared by De Rigo, to the extent that you become aware that the projections or the material assumptions underlying them have materially changed, we believe you have an obligation to revise the offer materials to inform security holders of this fact. Please revise accordingly.

Jeffrey B. Werbitt, Esq., p. 16
          The Filing Persons confirm their understanding of the requirements to amend the Combined Schedule to reflect any material changes in the information contained in the Combined Schedule and will comply with applicable law in that respect. In response to the Staff’s comment, the Filing Persons have added the following additional disclosure in the amendment to the Combined Schedule being filed today.
          The penultimate sentence of the first full paragraph under the Revised Projections for 2006-2007 on page 30 of the offer to purchase is amended to read as follows: “Except as required under applicable law and the applicable regulations of the SEC, neither De Rigo nor we intend to make publicly available any update or other revisions to any of the projections to reflect circumstances existing after the date of preparation of the projections or the occurrence of unanticipated events, even if experience or future changes in assumed conditions make it clear that the projections are inaccurate.”
10. Source and Amount of Funds, page 33
27. You disclose that you will draw down from a credit facility to purchase shares in addition to using contributions and shareholder loans from De Rigo Holdings. Please revise to disclose the affirmative and negative covenants under this credit facility. This disclosure should include any financial ratios that you must comply with under this credit facility and explain whether you are currently compliant with them. Also, revise to disclose the consequences if you are no longer in compliance with the covenants and restrictions at the expiration date.
          In response to the Staff’s comment, the Filing Persons have added the following additional disclosure in the amendment to the Combined Schedule being filed today. We note that the complete text of the Credit Facility has been filed with the Commission as an exhibit to the Combined Schedule. Given that the facility does not require that DR 3, De Rigo Holding or De Rigo be in compliance with any financial ratios in order to draw funds under the facility, the Filing Persons believe there is no need for alternative financing or disclosure to that effect.
          The following new paragraph is inserted as the third paragraph of Source and Amount of Funds on page 33 of the offer to purchase:
          “The Credit Facility includes market standard covenants with regard to the provision of information to the lender, compliance with law and corporate authority. It also contains covenants limiting the ability of DR 3 or De Rigo Holding (but not De Rigo) to enter into a change of control transaction or change its business, to pay dividends, to create security over or dispose of any of their respective assets or to incur financial indebtedness (each of which is subject to certain exceptions set forth in the facility) and requires that any ordinary shares or ADSs acquired in the offer be subject to a security arrangement in favor of the lender. The Credit Facility does not require that DR 3, De Rigo Holding or De Rigo be in compliance with any financial ratios in order to draw funds under the facility. We do not believe we need alternative financing and none is in place at this time.”

Jeffrey B. Werbitt, Esq., p. 17
11. Certain Conditions of the Offer, page 3
28. The first paragraph under this heading states that the offer may be terminated “unless all required approvals under applicable U.S. or foreign laws or regulations have been obtained.” Please expand to clarify what approvals are necessary.
          In response to the Staff’s comment, the Filing Persons have added the following additional disclosure in the amendment to the Combined Schedule being filed today.
          The following is inserted at the end of the first paragraph under Certain Conditions of the Offer on page 33 of the offer to purchase: “As disclosed under “—Certain Legal Matters,” we are not aware of any filings or approvals under applicable U.S. or foreign laws or regulations that would be required. If we become aware of any such required filing or approval, we currently intend to make such filing or seek such approval.”
29. While you may condition your tender offer on any number of conditions, those conditions must be clearly and specifically described in your offer materials and must be outside of your control. We are concerned that some of the listed offer conditions are so broadly drafted as to potentially render this offer illusory, and to make it impossible for a security holder to determine what events or occurrences will allow you to terminate it. Please generally revise to narrow your conditions, quantifying where possible. For example, but without limitation, condition (a) refers to “threatened” actions. A tender offer may only be subject to conditions that are drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. In this regard, revise this and other conditions to remove the term “threatened,” as it is unclear how these actions could be objectively determined.
          Although the Filing Persons continue to believe that the conditions stated in their offer to purchase reflect matters outside their control, do not render the offer illusory and are within the range of conditions customarily seen in tender offers of this type, in response to the Staff’s comment, the Filing Persons have revised the conditions in the amendment to the Combined Schedule being filed today as follows.
          The second paragraph of the section entitled Certain Conditions of the Offer is amended to read in its entirety as follows:
          “Additionally, notwithstanding any other provision of the offer, we shall not be required to accept for payment or, except as otherwise provided in this offer, to pay for any ordinary shares or ADSs tendered in the offer and may terminate or amend the offer if at any time prior to the acceptance for payment of ordinary shares or ADSs, any of the following conditions exist:
(a)	there shall be threatened in writing, instituted or pending any action, proceeding, application or counterclaim by any supranational, national, state, municipal, local or foreign government, any instrumentality, subdivision, court, administrative agency or commission or other authority thereof, or any quasi-governmental or private body exercising any regulatory, taxing or other governmental or quasi-

Jeffrey B. Werbitt, Esq., p. 18
governmental authority (each, a “Governmental Entity”), or by any other person, U.S. or foreign, before any Governmental Entity,
(i)	(A) challenging or seeking to, or which is reasonably likely to, make illegal, delay or otherwise, directly or indirectly, restrain or prohibit, or seeking to, or which is reasonably likely to, impose voting, procedural, price or other requirements, other than as described herein, in connection with the making of the offer or the acceptance for payment of, or payment for, some of or all the ordinary shares and ADSs by DR 3, or (B) seeking to obtain material damages in connection with the foregoing;

(ii)	seeking to, or which is reasonably likely to, restrain, prohibit or limit the ownership or operation by any of the De Rigo brothers, De Rigo Holding or DR 3 or any of their respective affiliates of all or any portion of De Rigo’s business or assets or their respective subsidiaries or to compel any of the De Rigo brothers, De Rigo Holding or DR 3 or any of their respective affiliates to dispose of or hold separate all or any portion of the business or assets of De Rigo or any of its subsidiaries or all or any portion of the business or assets of any of the De Rigo brothers, De Rigo Holding or DR 3 or any of their respective affiliates or seeking to impose, or which is reasonably likely to result in, any limitation on the ability of the De Rigo brothers, De Rigo Holding, DR 3, De Rigo or any of their respective subsidiaries or affiliates to conduct any of such businesses or own any of such assets;

(iii)	seeking to impose or confirm limitations on the ability of any of the De Rigo brothers, De Rigo Holding or DR 3 or any of their respective affiliates to exercise effectively the full rights of ownership of the ordinary shares or ADSs, including, without limitation, the right to vote any ordinary shares or ADSs acquired or owned by the De Rigo brothers, De Rigo Holding or DR 3 or any of their respective affiliates on matters properly presented to shareholders;

(iv)	seeking to require divestiture by any of the De Rigo brothers, De Rigo Holding or DR 3 or any of their respective affiliates of any ordinary shares or ADSs;

(v)	which is otherwise directly or indirectly relating to the offer and which is reasonably likely to materially adversely affect De Rigo or any of its subsidiaries or any of the De Rigo brothers, De Rigo Holding or DR 3 or any of their respective affiliates or the value of the ordinary shares or ADSs; or

(vi)	materially adversely affecting the business, properties, assets, liabilities, capitalization, shareholders’ equity, condition (financial or otherwise),

Jeffrey B. Werbitt, Esq., p. 19
operations, licenses or franchises, results of operations or prospects of De Rigo or any of its subsidiaries;
(b)	there shall be any action taken, or any statute, rule, regulation, legislation, interpretation, judgment, order or injunction proposed, enacted, enforced, promulgated, amended, issued or deemed applicable to
(i)	any of the De Rigo brothers, De Rigo Holding or DR 3 or any of their respective affiliates or De Rigo or any of its subsidiaries, or

(ii)	the offer
by any government, legislative body or court, U.S. or foreign, or Governmental Entity that is reasonably likely to, directly or indirectly, result in any of the consequences referred to in clauses (i) through (vi) of paragraph (a) above;
(c)	any change shall have occurred (or any condition, event or development shall have occurred involving a prospective change) in the business, properties, assets, liabilities, capitalization, shareholders’ equity, condition (financial or otherwise), operations, licenses or franchises, results of operations or prospects of De Rigo or any of its subsidiaries that is or may reasonably be expected to be materially adverse to De Rigo or any of its subsidiaries, or DR 3 shall have become aware of any facts that have or may reasonably be expected to have material adverse significance with respect to either the value of De Rigo or any of its subsidiaries or the value of the ordinary shares or ADSs to DR 3, De Rigo Holding, the De Rigo brothers or any of their respective affiliates;

(d)	there shall have occurred
(i)	any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market in the United States or in Italy,

(ii)	any change that has had or may reasonably be expected to have a materially adverse effect on the securities or financial markets in the United States or in Italy or any material change in the market price of the ADSs,

(iii)	any change in the general political, market, economic or financial conditions in the United States, in Italy or elsewhere that could reasonably be expected to have a material adverse effect upon the business, properties, assets, liabilities, capitalization, shareholders’ equity, condition (financial or otherwise), operations, licenses or franchises, results of operations or prospects of De Rigo or any of its subsidiaries or the value of the ordinary shares or the ADSs,

Jeffrey B. Werbitt, Esq., p. 20
(iv)	any material change in U.S. or European currency exchange rates or any other currency exchange rates or a suspension of, or limitation on, the markets therefore,

(v)	a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States or in Italy, or

(vi)	any limitation (whether or not mandatory) by any government, domestic, foreign or supranational, or Governmental Entity, or other event that might reasonably be expected to affect the extension of credit by banks or other lending institutions,

(vii)	a commencement of a war or armed hostilities or other national or international calamity directly or indirectly involving the United States or Italy, or

(viii)	in the case of any of the foregoing existing at the time of the commencement of the offer, a material acceleration or worsening thereof; or
(e)	any necessary approval, permit, authorization, favorable review or consent of any Governmental Entity shall not have been obtained;
which, in our reasonable judgment, in any case, and regardless of the circumstances (including any action or inaction by us or any of our affiliates that is not otherwise prohibited by law, including Section 14(e) of the Exchange Act) giving rise to any such condition, makes it inadvisable to proceed with the offer or with acceptance for payment or payment for ordinary shares or ADSs.”
          Finally, with regard to the Staff’s request on the final page of the Comment Letter for a written statement covering certain matters, a separate letter signed by each of the Filing Persons containing the requested acknowledgments will be submitted forthwith.
* * *

Jeffrey B. Werbitt, Esq., p. 21
          We very much appreciate the Staff’s review of this filing. If you have any questions or require any further information with respect to the Combined Schedule, please do not hesitate to call me.

Sincerely,

/s/ William A. Groll
William A. Groll
cc:	Mr. Ennio De Rigo
Mr. Walter De Rigo
De Rigo Holding B.V.
DR 3 S.r.l.
Enclosure